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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

The Enstar Group, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
29358R107
(CUSIP Number)
Richard Harris
Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda
(441) 292-3645
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:

Robert C. Juelke
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103
(215) 988-2700

May 23, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 29358R107	13D	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Castlewood Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,111,071

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,111,071

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	36.3%%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP NO. 29358R107	13D	Page	3	of	7
ITEM 1. SECURITY AND ISSUER
     This Statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of The Enstar Group, Inc., a Georgia corporation (“Enstar”). The principal executive offices of Enstar are located at 401 Madison Avenue, Montgomery, Alabama 36104.
ITEM 2. IDENTITY AND BACKGROUND
     This Schedule 13D is being filed by Castlewood Holdings Limited., a Bermuda corporation (“Castlewood”). Castlewood’s principal office and principal business address is P.O. Box HM 2267, Windsor Place, 3rd Floor, 18 Queen Street, Hamilton HM JX, Bermuda and its telephone number at that address is (441) 292-3645. Castlewood, together with its subsidiaries, acquires and manages insurance and reinsurance companies in run-off. Set forth on Schedule A hereto is the name, address, citizenship and principal occupation of the executive officers and directors of Castlewood.
     During the last five years, neither Castlewood, nor, to Castlewood’s knowledge, any of the individuals listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On May 23, 2006, Enstar entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Castlewood and CWMS Subsidiary Corp., a Georgia corporation and a direct wholly-owned subsidiary of Castlewood, pursuant to which CWMS Subsidiary Corp. will be merged (the “Merger”) with and into Enstar, and Enstar, which will be renamed Enstar USA, Inc., will become a direct wholly-owned subsidiary of Castlewood. Holders of shares of Enstar common stock will be entitled to receive one ordinary share of Castlewood in the Merger for each share of Enstar common stock they own. Immediately following the Merger, shareholders of Enstar will hold approximately 48.5% of the outstanding ordinary shares of the combined entity.

CUSIP NO. 29358R107	13D	Page	4	of	7
     As an inducement for Castlewood to enter into the Merger Agreement with Enstar, and in consideration thereof, on May 23, 2006, J. Christopher Flowers, John J. Oros and Nimrod T. Frazer (collectively, the “Voting Holders”), who collectively beneficially own 2,111,071 shares of Common Stock, or approximately 36.3% of Enstar’s outstanding Common Stock, entered into a Support Agreement (the “Support Agreement”) with Castlewood pursuant to which such shareholders agreed, among other things, to vote their shares of Common Stock in favor of the adoption and approval of the Merger Agreement and the Merger. Mr. Flowers beneficially owns 1,226,070 shares of Common Stock, or 21.3% of the Common Stock; Mr. Oros beneficially owns 450,000 shares of Common Stock, or 7.5% of the Common Stock; and Mr. Frazer beneficially owns 435,001 shares of Common Stock, or 7.4% of the Common Stock.
     Castlewood did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Support Agreement. Copies of the Merger Agreement and the Support Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION
     As stated above, the Support Agreement was entered into as an inducement for, and in consideration of, Castlewood’s entering into the Merger Agreement. The purpose of the Support Agreement is to enable Castlewood and Enstar to consummate the transactions contemplated by the Merger Agreement.
     Pursuant to the Support Agreement, the Voting Holders, the beneficial owners of 2,111,071 shares of Common Stock, which represents approximately 36.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) all issued and outstanding securities of Enstar owned of record or beneficially by each such shareholder: (a) in favor of (i) adoption of the Merger Agreement, (ii) approval of the Merger and (iii) approval of the other transactions contemplated by the Merger Agreement and (b) against (i) any Takeover Proposal (as defined in the Merger Agreement) other than as contemplated by the Merger Agreement and (ii) any other transaction or proposal involving Enstar or any of its subsidiaries that would prevent, nullify, materially interfere with or delay the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Each Voting Person further agreed not to commit or agree to take any action inconsistent with the foregoing.
     In addition, none of the Voting Holders can (a) sell, transfer, assign, grant a participation interest in or option for, pledge, hypothecate or otherwise dispose of or encumber (each, a “Transfer”), or enter into any agreement, contract or option with respect to the Transfer of, any of his shares of Common Stock subject to certain exceptions in the Support Agreement, (b) grant any proxies or powers of attorney, deposit any of his shares of Common Stock into any voting trust or enter into any voting arrangement, whether by proxy, power of attorney, voting

CUSIP NO. 29358R107	13D	Page	5	of	7
agreement or otherwise, with respect to any of his shares of Common Stock, other than pursuant to the Support Agreement, (c) take any other action that would make any representation or warranty of the Voting Holders contained in the Support Agreement untrue or incorrect or have the effect of preventing or disabling the Voting Holder from performing his obligations under the Support Agreement or (d) commit or agree to take any of the foregoing actions. The Support Agreement expires on the earlier of: (a) such time as the Merger becomes effective, (b) the date on which the Board of Directors of Enstar has effected a Change in the Company Recommendation (as defined in the Merger Agreement) pursuant to the Merger Agreement and at least two of the three Voting Holders have elected by written notice to Castlewood to terminate the Support Agreement, (c) the termination of the Merger Agreement in accordance with its terms and (d) January 31, 2007.
     If the Merger is consummated as planned, Enstar would become a wholly owned subsidiary of Castlewood and would be renamed, Enstar USA, Inc., and it is anticipated that Castlewood will seek to cause the Common Stock to be deregistered under the Exchange Act and delisted from the Nasdaq National Market.
     Immediately following the Merger, shareholders of Enstar will hold approximately 48.5% of the outstanding ordinary shares of Castlewood, which will be based in Bermuda and is expected to list its shares on the Nasdaq National Market.
     Enstar also expects to pay, in connection with but prior to the Merger, a special dividend of $3.00 per share, or approximately $17.3 million in the aggregate. The record date for such dividend will be set at a later date and announced prior to the consummation of the Merger.
     Upon the consummation of the Merger, the directors of CWMS Subsidiary Corp. immediately prior to the effective time of the Merger will be the directors of the surviving corporation, Enstar USA, Inc. and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable law and the certificate of incorporation and bylaws of the surviving corporation. The officers of CWMS Subsidiary Corp. immediately prior to the effective time of the Merger shall be the officers of Enstar USA, Inc. until their respective successors are duly appointed and qualified or their earlier death, resignation or removal.
     Also in connection with the Merger, the Voting Holders entered into a letter agreement (the “Side Letter Agreement”) with Enstar, pursuant to which the Voting Holders agreed not to (a) transfer any of their ordinary shares of Castlewood or any option to purchase shares of Common Stock (a “Company Option”) or any option to purchase ordinary shares of Castlewood upon the assumption of any such Company Options by Castlewood (a “Castlewood Option”) or (b) exercise any Company Option or Castlewood Option held by such party, for a period of one year following the effective time of the Merger. The Side Letter Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 29358R107	13D	Page	6	of	7
     Except as set forth in this Item 4, neither Castlewood nor, to Castlewood’s knowledge, any of the individuals listed on Schedule A hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Castlewood reserves the right to develop such plans).
     The foregoing summary of certain provisions of the Merger Agreement, the Support Agreement and the Side Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) As of the filing date of this Schedule 13D, as a result of the Support Agreement, Castlewood may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 2,111,071 shares of Common Stock, which represents approximately 36.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Support Agreement.
     Apart from the terms and conditions set forth in the Support Agreement, Castlewood is not entitled to any rights of a stockholder of Enstar. Castlewood does not, other than as specified in the Support Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.
     The beneficial ownership of the other persons named in Item 2 of this Schedule 13D is set forth on Schedule A hereto.
     (c) Except as set forth herein or on Schedule A hereto, neither Castlewood nor, to Castlewood’s knowledge, any of the individuals listed on Schedule A of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Other than the Merger Agreement, the Support Agreement and the Side Letter Agreement, to the knowledge of Castlewood, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to the securities of Enstar, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option

CUSIP NO. 29358R107	13D	Page	7	of	7
arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Agreement and Plan of Merger, dated as of May 23, 2006, among The Enstar Group, Inc., Castlewood Holdings Limited and CWMS Subsidiary, Inc.

99.2	Support Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited and certain of The Enstar Group, Inc. stockholders signatory thereto.

99.3	Side Letter Agreement, dated as of May 23, 2006, among The Enstar Group, Inc. and each of the other parties thereto.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASTLEWOOD HOLDINGS LIMITED

Date: June 1, 2006	By:	/s/ Richard Harris

Name: Richard Harris
Title: Chief Financial Officer

SCHEDULE A
Executive Officers and Directors of Castlewood

Business Address and
		Principal Address of	Citizen-
Name	Title	Employer	ship	Occupation
Dominic Silvester (1)	Chief Executive Officer and Director	c/o Castlewood Holdings Limited P.O. Box HM 2267 Windsor Place, 3rd Floor 18 Queen Street Hamilton HM JX Bermuda	United Kingdom	Chief Executive Officer of Castlewood

Paul O’Shea (2)	Executive Vice President and Director	c/o Castlewood Holdings Limited P.O. Box HM 2267 Windsor Place, 3rd Floor 18 Queen Street Hamilton HM JX Bermuda	Ireland	Executive Vice President of Castlewood

Nicholas Packer (2)	Executive Vice President	c/o Castlewood Holdings Limited P.O. Box HM 2267 Windsor Place, 3rd Floor 18 Queen Street Hamilton HM JX Bermuda	United Kingdom	Executive Vice President of Castlewood

Richard Harris (2)	Chief Financial Officer	c/o Castlewood Holdings Limited P.O. Box HM 2267 Windsor Place, 3rd Floor 18 Queen Street Hamilton HM JX Bermuda	United Kingdom	Chief Financial Officer of Castlewood

James Carey (2)	Director	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830-6327	USA	Principal of Stone Point Capital LLC

Cheryl Davis (3)	Director	c/o The Enstar Group, Inc. 401 Madison Avenue Montgomery, Alabama 36104	USA	Chief Financial Officer of Enstar

J. Christopher Flowers (4)	Director	c/o J.C. Flowers & Co., LLC 717 Fifth Avenue, 26th Floor New York, New York 10022	USA	Chairman of J.C. Flowers & Co., LLC

Business Address and
		Principal Address of	Citizen-
Name	Title	Employer	ship	Occupation
Nimrod Frazer (5)	Director	c/o The Enstar Group, Inc. 401 Madison Avenue Montgomery, Alabama 36104	USA	Chief Executive Officer of Enstar

Meryl Hartzband (2)	Director	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830-6327	USA	Chief Investment Officer of Stone Point Capital LLC

John Oros (6)	Director	c/o The Enstar Group, Inc. 401 Madison Avenue Montgomery, Alabama 36104	USA	President of Enstar
(1) Mr. Silvester has sole voting and dispositive power over 110,239 shares of Common Stock, representing 1.9% of the Common Stock. Mr. Silvester has not effected any transactions in the Common Stock during the 60 days prior to the filing date of the Schedule 13D.
(2) None of Ms. Hartzband and Messrs. O’Shea, Packer, Harris and Carey beneficially owns any shares of Common Stock.
(3) Ms. Davis has sole voting and dispositive power over 3 shares of Common Stock, representing 0.0% of the Common Stock. Ms. Davis has not effected any transactions in the Common Stock during the 60 days prior to the filing date of the Schedule 13D.
(4) Subject to the matters described in Items 4 and 6 of the Schedule 13D, Mr. Flowers has sole voting and dispositive power over 1,226,070 shares of Common Stock, representing 21.3% of the Common Stock. During the 60 days prior to the filing date of the Schedule 13D, the following transactions were effected by Mr. Flowers: (i) on April 1, 2006, Mr. Flowers acquired 69 Restricted Stock Units (each representing one share of Common Stock), with a value of $90.65 per share; (ii) on April 5, 2006, Mr. Flowers acquired 28 Restricted Stock Units, with a value of $89.80 per share; (iii) on April 26, 2006, Mr. Flowers acquired 30 shares of Restricted Stock Units, with a value of $84.05 per share; (iv) on May 21, 2006, Mr. Flowers acquired 12 Restricted Stock Units, with a value of $77.25 per share; and (v) on May 23, 2006, Mr. Flowers purchased, through the exercise of stock options, 25,000 shares of Common Stock at a price per share of $10.8125.
(5) Subject to the matters described in Items 4 and 6 of the Schedule 13D, Mr. Frazer has sole voting and dispositive power over 435,001 shares of Common Stock, representing 7.4% of the Common Stock. During the 60 days prior to the filing date of the Schedule 13D, Mr. Frazer purchased, through the exercise of stock options, 150,000 shares of Common Stock at a price per share of $10.50 on May 23, 2003.
(6) Subject to the matters described in Items 4 and 6 of the Schedule 13D, Mr. Oros has sole voting and dispositive power over 450,000 shares of Common Stock, representing 7.5% of the Common Stock. Mr. Oros has not effected any transactions in the Common Stock during the 60 days prior to the filing date of the Schedule 13D.